EXHIBIT 99.1

RISKS RELATED TO OUR BUSINESS

Risks related to our company and the oil and natural gas industry

Our future performance is difficult to evaluate because we have a limited operating history.

We were incorporated in August 2002 and we began to implement our current business strategy in the oil and gas industry in the beginning of 2005. We have had no significant operations and since incorporation our operating cash flow needs have been financed solely through a offering of our common stock.  As a result, we have little historical financial and operating information available to help you evaluate our performance or an investment in our common stock and warrants.   See “Financial Statements.”

Because of our historical losses and expected losses in the future, it will be difficult to forecast when we will achieve profitability, if ever.

We incurred net losses of $20,482 and $7,000 in the years ended December 31, 2004 and 2003, respectively and net losses of $4,600,576 (including financing fees of $1,952,571) and $3,451 in the nine months ended September 30, 2005 and September 30, 2004, respectively. As of December 31, 2004, we had an accumulated deficit of $30,458, and as of September 30, 2005, we had an accumulated deficit of $4,631,035. We have no revenues from operations and do not anticipate generating any revenues unless we receive revenues from production from our participation interest in the well drilled by Buttes Gas and Oil in connection in the off-shore oil and gas project in the United Arab Emirates. We expect to incur losses for the year ending December 31, 2005.

We must raise additional capital to fund our obligations under the Participation Agreement with Buttes Gas and Oil or we may lose all funds advanced to Buttes Gas and Oil in the project.

Our Participation Agreement with Buttes Gas and Oil required us to make a $2 million payment within seven days of signing the Participation Agreement and additional payments totaling $14.5 million prior to December 31, 2005, of which $2.0 million is due prior to November 30, 2005. On July 31, 2005, we borrowed $3,950,000 million to fund our commitment to make a $5 million payment on or before July 15, 2005. We have made all payments as of November 11, 2005, and have sufficient cash and cash equivalents to make the November 30, 2005 payment. In addition to these payment obligations, we will need to make additional payments of $3.5 million on the spudding of the first well, $3.5 million within 30 days of spudding the first well and $3.5 million within 60 days of spudding the first well. The first well is expected to be spudded in early 2006.

We have approximately $8.0 million in cash and cash equivalents, which will partially fund our future obligations.

We anticipate that we will be required to raise approximately $10 to $15 million to fund our commitments under the Participation Agreement and to fund our plan of operation during the next 12 months.

Our only iterest in the Mubarek Field Oil Project is the right to future production revenue for our advancement of funds.

The Participation Agreement does not grant us any interest in the concession area other than the right to invest in a share of future production revenue. Under the terms of the Participation Agreement, Buttes Gas and Oil has agreed to conduct all drilling, field operations and related administrative services related to the wells. For our advancement of the drilling costs, we are entitled to receive a percentage of the production revenue as follows:

•	75% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed its total investment;

•	thereafter, 40% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed twice its total investment; and

•	thereafter, 9.2% of the combined production revenue from the wells, if any, until the expiration of the Participation Agreement.

less a 14.5% contribution to royalty obligations, $3 per barrel of crude oil or equivalent comprised for operating cost and certain other costs. Because we have no interests in the concession, we are entirely dependent on the ability of Buttes Gas and Oil for future revenues from production at the Mubarek Field.

We have no control over the timing or scope of the work done on the Mubarek Field project and are dependent on Buttes Gas and Oil to advance production.

We have no control over the drilling of the wells or timing of decisions to drill new wells at the Mubarek Field. Buttes Gas and Oil is responsible for all drilling, field operations and related administrative services related to the wells. We are dependent on Buttes Gas and Oil to successfully develop the wells at the Mubarek Field. The decisions of Buttes Gas and Oil to develop or otherwise exploit sites at the Mubarek Field will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. If Buttes Gas and Oil fails to successfully develop the wells or there is no production at the Mubarek Field, we will lose all of the funds advanced to Buttes Gas and Oil.

We depend on our executive officers for critical management decisions and industry contacts.

We are dependent upon the continued services of our chief executive officer and chief financial officer, who have significant experience in the oil and gas industry. We do not carry key person insurance on their lives. The loss of the services of either of our executive officers, through incapacity or otherwise, would be costly to us and would require us to seek and retain other qualified personnel.

A substantial or extended decline in oil and natural gas prices could reduce our future revenue and earnings.

The price we receive for future oil and natural gas production will heavily influence our revenue, profitability, access to capital and rate of growth. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and currently oil and natural gas prices are significantly above historic levels. These markets will likely continue to be volatile in the future and current record prices for oil and natural gas are expected by many to decline in the future. The prices we may receive for any future production, and the levels of this production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	actions by the Organization of Petroleum Exporting Countries, or OPEC;

•	prices and quantities of imports of foreign oil and natural gas in Canada and the U.S.;

•	political conditions, including embargoes, which affect other oil-producing activities;

•	levels of global oil and natural gas exploration and production activity;

•	levels of global oil and natural gas inventories;

•	weather conditions affecting energy consumption;

•	technological advances affecting energy consumption; and

•	prices and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our future revenues but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may reduce our earnings, cash flow and working capital.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could substantially increase our costs and reduce our profitability.

Oil and natural gas exploration is subject to numerous risks beyond our control, including the risk that drilling will not result in any commercially viable oil or natural gas reserves. Failure to successfully discover oil or natural gas resources at the Mubarek Field may result in the entire loss of the funds we advance to Buttes Gas and Oil. The decisions of Buttes Gas and Oil to develop or otherwise exploit sites at the Mubarek Field will depend in part on the evaluation of reserve estimates based on assumptions that may turn out to be inaccurate.

The total cost of drilling, completing and operating wells will be uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	land title problems; and

•	limitations in the market for oil and natural gas.

We currently have no proved oil and or gas reserves and therefore we may face difficulties raising financing to fund our obligations under the Participation Agreement.

We have not discovered any oil and gas, and therefore we have no oil and gas reserves nor any revenue that would otherwise be generated from these reserves. Accordingly, we are unable to finance any of our overhead costs or obligations under the Participation Agreement from such revenues and will be required to fund these costs and expenses by offering debt or equity securities.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

The Mubarek Field operations will be subject to risks associated with oil and natural gas operations.  Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect the payment of production revenues from the wells, if any . The oil and natural gas exploration activities of Buttes Gas and Oil will be subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to operate or result in substantial losses to the Mubarek Field operations. These risks may not be insurable or Buttes Gas and Oil may elect not to obtain insurance if the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event that is not fully covered by insurance occurs, it could adversely affect us.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder access to oil and natural gas markets or delay production, if any, at the wells. The availability of a ready market for our future oil and natural gas production will depend on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Buttes Gas and Oil’s ability to market its production will depend in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Failure to obtain such services on acceptable terms could materially harm our business. Buttes Gas and Oil may be required to shut-in wells for a lack of a market or because of inadequacy or unavailability of gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver our production to market.

We are subject to complex laws that can affect the cost, manner and feasibility of doing business thereby increasing our costs and reducing our profitability.

Development, production and sale of oil and natural gas are subject to laws and regulations. Buttes Gas and Oil may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	spacing of wells; and

•	unitization and pooling of properties.

Failure to comply with these laws may also result in the suspension or termination of operations and liabilities under administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our plans on a timely basis and within our budget.

Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development operations at the Mubarek Field operations, which could have a material adverse effect on our business, financial condition or results of operations.

Competition in the oil and natural gas industry is intense, which may increase our costs and otherwise adversely affect our ability to compete.

We operate in a highly competitive environment for prospects suitable for exploration, marketing of oil and natural gas and securing the services of trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for prospective oil and natural gas properties and prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit.  In order for us to compete with these companies, we may have to increase the amounts we pay for prospects, thereby reducing our profitability.

We may not be able to compete successfully in acquiring prospective reserves, developing reserves, marketing oil and natural gas, attracting and retaining quality personnel and raising additional capital.

Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. Our inability to compete successfully in these areas could have a material adverse effect on our business, financial condition or results of operations.

We believe that period-to-period comparisons of our financial results are not meaningful and should not be relied upon as anindication of future performance because we recently changed the focus of our business plan from marketing flowers on the internet toengaging in the exploration, marketing of oil and natural gas.

Prior to our entering into the Participation Agreement, we had no material business or operations. As a result, the historical information in this prospectus related to our prior operations will vary from our future results of operations. In addition, evaluation of our future prospects is difficult to assess because we have a limited operating history in the exploration, marketing of oil and natural gas. Our historical results of operations are not indicative of our future revenue and income potential.